September 18, 2009

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	RadiSys Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 6, 2009
Form 10-Q for the Quarters Ended March 31, 2009 and June 30, 2009
File No. 000-26844

Dear Ms. Collins:

This letter sets forth the response of RadiSys Corporation (the “Company”) to the Staff’s comments to the above-referenced filing received by letter dated August 20, 2009 (the “Comment Letter”).

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors

Because of our dependence and our contract manufacturers’ dependence on a few suppliers…, page 15

1.	On page 15, you refer to your dependency upon sole and limited suppliers for some components, and you disclose that you rely on a limited number of contract manufacturers. Please explain why you have not more specifically described the material terms of agreements with sole or limited source component suppliers or of the major contract manufacturing agreements. We also note your disclosure that you have in the past or could in the future experience operational difficulties in connection with these relationships that may have a material adverse effect on your financial condition. Please explain the nature of these operational difficulties, and the extent of the “delayed or lost sales.” In this regard, quantitative disclosure would be appropriate. Consider whether disclosure in the management’s discussion and analysis is appropriate if this will have, or is reasonably likely to have, a material impact on your liquidity, capital resources, or results of operations.

RadiSys Corporation

5445 NE Dawson Creek Drive

Hillsboro, OR 97124

Tel: (503) 615-1100

Fax: (503) 615-1150

www.radisys.com

Response

With respect to component suppliers, we have not historically described the material terms of these agreements because these agreements are entered into in the ordinary course of business with terms and conditions that we consider to be standard for the industry. Accordingly, our view is that any individual contract would be immaterial in amount or significance. Further, for many component suppliers, such as Intel, we do not have a direct contractual relationship with the manufacturer for such component. These components may be procured from a variety of resellers or from an integrator that has incorporated such component into another product. Accordingly, no material agreements may exist with respect to such components. We consider the more relevant disclosure for investors would be the qualitative understanding that delays in shipment of components, or delivery of components that do not meet applicable product specifications, could have a negative effect on our production schedules, which at times has resulted in delayed deliveries of our products, occasionally resulting in delayed or lost sales to our customers. If the delays are severe enough or across several product lines, our results of operations could be materially and adversely affected. Whether this possible result occurs would depend on a number of factors, which would preclude quantitative disclosure.

With respect to contract manufacturers, we also consider the terms and conditions of these agreements to be standard for the industry such that any individual agreement would be immaterial in amount or significance. None of our contract manufacturers have any rights of exclusivity, and none possess any specialized know-how or intellectual property that could not be duplicated by another contract manufacturer. While replacing a contract manufacturer would be difficult, our business is not substantially dependent on any one contract manufacturer as evidenced by our termination of contract manufacturers in 2006 and 2009 and migration of services to other contract manufacturers. We consider the more relevant disclosure for our investors would be the qualitative understanding that delays in production or issues with quality control could be disruptive to our business as it could cause delays in meeting our own product orders and could potentially cause some customers to order products elsewhere, which cannot be reasonably predicted or quantified.

In future filings, we will consider whether the terms and conditions of our supply agreements and contract manufacturing agreements are material to an understanding of our business, the applicable risks to our business or results of operation or any known events, conditions, trends or uncertainties that will have, or are reasonably likely to have, a material impact on our liquidity, capital resources or results of operations. We will also consider quantitative disclosure where appropriate.

The capped call transaction may affect the value of [our] common stock, page 21

2.	Please revise the risk factor subheading in future filings to clearly convey the specific risk that you are addressing concerning the capped call transactions. In particular, address how or why the performance or non-performance under the agreement would affect the Company and its investors and how the contractual arrangement operates to “reduce the potential dilution” upon conversion of the 2013 convertible senior notes if the market price is greater than the exercise price. A concise summary of the risks and uncertainties of this arrangement with your hedge counterparty should be included in the risk factor. A cross-reference to a more detailed discussion of the arrangement in the management’s discussion and analysis is appropriate. Refer to Item 503(c) of Regulation S-K and ensure that the information is provided in plain English in accordance with Item 421(d) of Regulation C.

Response

In our future filings, we will revise the risk factor subheading to clearly explain the circumstances under which the dilution mitigation intended by the capped call transaction will be limited, that is when the market price of our common stock exceeds the cap price of $23.08 per share.

In future filings, in addition to summarizing in the risk factor how the capped call is designed to reduce the potential dilution resulting from the conversion of the Company’s 2013 convertible senior notes, we will add a cross-reference to a more detailed discussion of the arrangement in the management’s discussion and analysis section of the report. The Staff’s comment regarding describing risks and uncertainties of the capped call arrangement is noted and will be addressed in the management’s discussion and analysis in future filings.

Other Risks Related to Our Business, page 24

3.	We note that you include several risks to your business under this subheading. Please confirm that you will revise future filings to ensure that each significant risk factor is discussed separately under an appropriate subheading.

Response

We confirm that we will revise our future filings to discuss each significant risk factor separately under an appropriate subheading.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

4.	Please tells us how you considered disclosing and provide us with a description of the material rights and obligations of the parties under the capped call transaction agreement in the management’s discussion and analysis. Explain references to “dilution migration” and how the hedge counterparty or its affiliates are likely to “modify their hedge positions” or “unwind various derivative transactions.” In this regard, investors should be able to understand the material terms and conditions of performance of the hedge counterparty. Please also tell us why you have not filed this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response

As disclosed on page 48 of our Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”), in connection with our offering of 2013 Convertible Senior Notes in February 2008, we entered into a capped call transaction with a hedge counterparty. The purpose of the capped call transaction was to minimize the potential dilutive impact to our stockholders if the price of our common stock subsequently rose above the conversion price of the convertible notes — approximately $13.03 per share.

On the day we priced the offering of the convertible notes, our stock price closed at $10.26 per share, and our board of directors and management believed that the trading price our common stock was undervalued and likely to appreciate significantly over the five year term of the convertible notes. If our stock price were to increase above the conversion price, convertible note holders would be able to receive shares at a significant discount to market prices resulting in dilution to our common stockholders.

The capped call transaction provides for a net-share settlement in the event that the volume-weighted average price per share of our common stock on the settlement date exceeds the strike price of approximately $13.03 per share. In such event, the hedge counterparty would deliver to us a number of shares equal to a formula determined by the quotient resulting from (a) the shares being settled times the difference between the volume-weighted average price on the settlement date and the strike price of approximately $13.03 per share, divided by (b) the volume-weighted average price on the settlement date. If the volume-weighted average price on the settlement date equals or exceeds the cap price of $23.085 per share, the difference in (a) would be $23.085 minus $13.03, or $10.055. Although the capped call transaction covers approximately 4.2 million shares, in order to facilitate an orderly settlement process, the shares are divided into tranches of approximately 211,000 shares each, settling on the twenty consecutive trading days prior to the date of maturity of our convertible notes. Thus, on each settlement date, approximately 211,000 shares would be settled, assuming a volume-weighted average price on such settlement date of $23.085, as follows: the hedge counterparty would deliver to the Company approximately 91,904 shares, calculated as follows: 211,000 x ($23.085 – $13.03)/$23.085 = 91,904.

Because the maximum number of shares deliverable under the capped call transaction is less than the number of shares issuable upon conversion of the 2013 convertible senior notes, we refer to this effect as “dilution mitigation.” In the event that our stock price exceeds the cap price, no additional shares would be delivered under the capped call transaction, and correspondingly the amount of dilution mitigation would be limited.

As described on page 22 of our Form 10-K, we were advised by the hedge counterparty that, in order to hedge or manage its risk of having to deliver shares under the capped call transaction, depending on whether our stock price rises or falls, the counterparty may purchase our common stock in the open market or enter into derivative transactions equivalent to purchasing our stock (in which case its derivative counterparty would be expected to purchase common stock or accomplish the equivalent in derivative transactions) and/or may sell our common stock, enter into derivative transactions equivalent to selling our stock or unwind (that is, cancel upon payment of agreed consideration) previous derivative transactions (which would be the equivalent of selling our common stock). These types of transactions are commonly referred to as “modifying hedge positions.” Since entering into the capped call transaction, our average daily trading volume has been approximately 180,000 shares. Inasmuch as the hedge counterparty may have to deliver as much as 91,904 shares per day over a twenty consecutive trading day period, it is reasonable to assume that modifications to our counterparty’s hedge positions (that is, purchases, sales or equivalent derivative transactions involving our common stock) may have an effect on our stock price.

Because this information was disclosed on page 22 of our Form 10-K, with an additional summary of the mechanics of the capped call transaction with disclosure of the strike and cap prices on page 48, we sought to avoid excessive repetition and distracting detail by focusing the discussions in the risk factors and in the management’s discussion and analysis to the applicable subject matter of the section. In addition, we note that, despite the belief of our board of directors and management that our stock price would increase above the conversion price of $13.03 over the five-year term of the convertible notes, since February 2008, our stock price has declined to a low closing price of $4.34 per share on December 1, 2008 and closed on August 31, 2009 at $7.30 per share, well below the strike price of $13.03 of our capped call transaction. Absent a profound and sustained change in market conditions in general and in our stock price in particular, it is questionable whether a discussion of the mechanics of the capped call transaction at this level of detail would reasonably be considered to be material to investors at this point in time or at the time of filing our Form 10-K. For these reasons, we considered the level of detail provided in our Form 10-K to be appropriate and consistent with the requirements of Items 303 and 503(c) of Regulation S-K. Further, because the agreement would have no material effect on the results of operation of our business as a whole or on our financial condition or liquidity and was implemented solely to mitigate potential dilution in a manner we understood to be common in connection with the issuance of convertible notes, we did not consider the agreement to be made outside of the ordinary course of business or material to the registrant such that it was required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

In future filings, we will include a more detailed explanation of the mechanics of the capped call transaction and the potential activities of the hedge counterparty to the extent such disclosure is reasonably likely to be material to investors.

Results of Operations, page 37

5.	There are many instances where two or more sources of a material change have been identified, but the quantitative factors for each source that contributed to the change were not disclosed (e.g., impact of your Intel MCPD acquisition, increases in revenues from your organic ATCA and media server products, decreases in revenue from legacy enterprise products in the IP networking and messaging markets, etc.). In addition, it may beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels for significant changes in operating expenses. Please tell us how you have considered quantifying each source that contributed to a material change in your MD&A discussion. Please refer to the guidance of Section III.D. of SEC Release 34-26831.

Response

We have considered the guidance provided in Section III.D of the SEC release 34–26831 and believe that our disclosures are appropriate and sufficient in the context of the magnitude of the changes and disclosed qualitative factors. Accordingly, we did not quantify the change in dollars attributable to each type of expense in instances where we did not believe that this numerical information was necessary to understand the reason for the change. In this regard, we believe that in many cases the use of the terms

“primarily” or “partially offset by” appropriately serve to convey the causes of material changes from period to period, in accordance with Instruction 4 to Item 303(a) of Regulation S-K. We believe that the absence of a quantification of individual named items covered by the terms “primarily” or “partially offset by” conveys the concept that no individual item need be quantified to assist the reader in understanding a variance between the two periods. However, in light of the Staff’s comment, in future filings we will quantify, where significant and reasonably practicable to do so, additional sources of line item changes in our period over period variance explanations. Additionally, we will consider including comparative headcount data in our discussion of operating expense fluctuations, where practicable, if it is meaningful to assist in explaining such fluctuations.

Item 8. Consolidated Financial Statements and Supplementary Data

Note 14. Convertible Debt, page 78

6.	We note that you classified the purchase of your “capped call transaction” in connection with the 2013 Convertible Senior Notes as equity. Tell us the settlement method for this transaction (i.e. physical, net share, and/or net cash), which party, if any, has the choice of settlement methods, and how this impacted your classification of this instrument pursuant to paragraph 40 of EITF 00-19. Also, tell us how you considered disclosing this information pursuant to paragraph 50 of EITF 00-19.

Response

Our capped call transaction requires net share settlement. No party has a choice of settlement methods. Therefore in accordance paragraph 40 of EITF 00-19, the transaction was classified within additional paid in capital (“APIC”).

Paragraph 50 of EITF requires the disclosure of the following information with regards to an option indexed to the issuer’s equity:

•	the option strike price

•	the number of issuer’s shares to which the contract is indexed

•	the settlement date or dates of the contract, and

•	the issuer’s accounting for the contract (that is, as an asset, liability, or equity).

Strike Price

We disclosed the strike price of the capped call option to Note 14 of our consolidated financial statements included in our Form 10-K (pages 78-79).

Number of Shares to which the Contract is Indexed

In Note 14 we reported that the 2013 convertible senior notes are convertible into 76.7448 shares of common stock per $1,000 principal amount. From this information, we believe the total number of shares subject to the capped call transaction can be determined based on the purpose of the capped call transaction, which was to reduce the potential dilution upon conversion of the notes. In future filings we will expand the discussion to expressly state the total number of shares subject to the capped call transaction.

Settlement Date or Dates

The settlement dates of our capped call transaction correspond with the potential conversion date of our 2013 convertible senior notes. We believe the settlement dates of our capped call transaction can be inferred based on the purpose of the capped call transaction. In future filings, we will expand the discussion to expressly state the settlement dates.

Accounting

The accounting of the capped call transaction could be determined from the Company’s statement of shareholders equity on page 58 and therefore was not repeated in the related disclosure. In future filings, we will include this information with the related disclosure of the capped call transaction.

Form 10-Q for the Quarter Ended March 31, 2009

Note 1. Significant Accounting Policies

Recent Accounting Standards, page 7

7.	We note that the Company has 328,000 outstanding unvested restricted stock units at March 31, 2009. We further note from the terms of the Form of Restricted Stock Agreement (see Exhibit 10.1 to the Form 10-Q filed on May 9, 2006) that the restricted unit holders appear to be entitled to dividends. Tell us what impact, if any, FSP EITF 03-6-1 had on the Company’s basic earnings per share calculations and specifically tell us how you considered the dividend rights of such restricted stock in your conclusions. Also, if applicable, tell us how you considered including a discussion of this standard in the period of adoption.

Response

At March 31, 2009, the balance of unvested restricted stock consisted of 52,000 restricted stock awards (“RSA’s”) and 256,000 restricted stock units (“RSU’s”). The difference between an RSU and an RSA is that, under the terms of an RSU award, the shares issuable pursuant to the terms of the RSU are not issued until the vesting conditions are satisfied. In contrast, under the terms of an RSA, the shares are issued upon grant but remain subject to the terms and restrictions of the applicable restricted stock award agreement and the applicable plan under which they were issued.

The Form of Restricted Stock Grant Agreement (the “RSA Agreement”) governing the RSA’s was filed as Exhibit 10.1 to the Form 10-Q for the quarter ended March 31, 2006, on May 9, 2006. The RSA’s are subject to the terms and conditions of the RadiSys Corporation 1995 Employee Stock Incentive Plan, as amended (the “1995 Employee Stock Incentive Plan”), which was filed as Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2005, on May 9, 2005.

The Form of Restricted Stock Unit Agreement Grant Agreement (the “RSU Agreement”) governing the RSU’s was filed as Exhibit 4.4 to Form S-8 on May 15, 2007. The RSU’s are subject to the terms and conditions of the RadiSys Corporation 2007 Stock Plan (the “2007 Stock Plan”), which was filed as Exhibit 4.9 to Form S-8 on May 15, 2007.

We considered the impact of FSP EITF 03-6-1, which is effective for fiscal years beginning after December 15, 2008 and is to be applied retrospectively, on our unvested balance of RSA’s and RSU’s in relation to our earnings per share calculations upon the effective date of FSP EITF 03-6-1. FSP EITF 03-6-1 states that holders of share-based payment awards that include non-forfeitable rights to dividends or dividend equivalents meet the definition of a “participating security,” and, therefore, should be included in the basic earnings per share calculation. Upon our review of this guidance as well as the rights of holders of both our RSA’s and RSU’s, we concluded that neither of these awards , when unvested, met the definition of a “participating security.” Therefore, the outstanding unvested RSA’s and RSU’s were not included in the calculation of basic earnings per share.

Under Section 1(c) of the RSA Agreement, “[t]he Board of Directors or the Committee may, in its sole discretion, require any dividends or other distributions paid by the Company with respect to the Restricted Stock be held in escrow until the Restricted Stock vests in accordance with Section 1 of this Agreement.” Further, under Section 1(a) of the RSA Agreement, “[u]pon the Award Recipient’s termination of employment with the Company and its subsidiaries, the unvested portion of the Restricted Stock shall be forfeited by the Award Recipient and cancelled by the Company.” Additionally, under Section 8 of the 1995 Employee Stock Incentive Plan: “If shares are subject to forfeiture, all dividends or other distributions paid by the Company with respect to the shares shall be retained by the Company until the shares are no longer subject to forfeiture, at which time all accumulated amounts shall be paid to the recipient.” Based on our review of the RSA Agreement and the 1995 Employee Stock Incentive Plan, we concluded that no dividends or other distributions could be paid to RSA holders until the vesting conditions were satisfied even if the Committee wanted to exercise its discretion otherwise. Further, although no dividends or distributions have been declared during the periods in which the RSA’s have been outstanding, it is our understanding that none of the members of the Committee would approve the payment of any dividends to RSA holders until the vesting conditions have been satisfied even if permitted to do so by the 1995 Employee Stock Incentive Plan. As a result of this analysis, we determined that RSA holders would not be entitled to dividends until such time as such awards vested, and therefore the RSA’s did not constitute “participating securities” as defined by FSP EITF 03-6-1. Therefore, we determined that unvested RSA’s should not be included in our basic earnings per share calculation.

Under Section 11(a) of the 2007 Stock Plan: “Restricted Stock may be granted in the form of restricted stock units that are not issued until the vesting conditions are satisfied. Until the Shares are issued, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the units to acquire Shares.” All restricted stock awards under the 2007 Stock Plan have been issued in the form of RSU’s. As a result of this analysis, we determined that RSU holders would not be entitled to dividends until such time as such awards vested, and therefore the RSU’s did not constitute “participating securities” as defined by FSP EITF 03-6-1. Therefore, we determined that RSU’s should not be included in our basic earnings per share calculation.

Because FSP EITF 03-6-1 had no effect on our results of operations or balance sheet, we concluded that it did not constitute a “critical accounting policy” requiring disclosure in the MD&A or a “significant accounting policy” requiring disclosure in the notes to our consolidated financial statements. We will continue to review FSP EITF 03-6-1 and its applicability and materiality to our financial statements and will discuss this standard in future filings if and when it is required under Item 303 of Regulation S-K, Regulation S-X or GAAP.

Note 11, Income Taxes, page 14

8.	We note that you established a full valuation allowance for your U.S. deferred tax assets, which resulted in an increase to income tax expense of $42 million during the quarter ended March 31, 2009. With regards to your deferred tax valuation allowance, please address the following:

•

Please provide us with your analysis of the positive and negative evidence you considered in your determination of the need for the additional valuation allowance, how that evidence was weighted, and the specific accounting literature you considered (e.g. SFAS 109);

•	Tell us why you believe a full valuation allowance is not considered necessary for your foreign deferred tax assets; and

•

Tell us how you determined that the first quarter of fiscal 2009 was the appropriate period to record the allowance given your history of pre-tax net losses during fiscal 2008, 2007, and 2006 in both your U.S. and foreign jurisdictions. In your response, please provide us with the tax projections by jurisdiction used in your analysis of the realization of your deferred tax assets performed for both fiscal 2008 and in the first quarter of fiscal 2009.

Response

Due to the multi-part nature of the comment, we have organized the response to reflect the manner in which the tax valuation allowance was conducted for fiscal 2008 and the first quarter of 2009. In determining that a valuation allowance was necessary for our U.S. deferred tax assets for the first quarter of 2009, we considered SFAS 109, including paragraphs 17, 20 and 23-25.

We conducted our analyses for valuation allowances for deferred tax assets in January 2009 with respect to the year ended December 31, 2008 and in April 2009 with respect to the quarter ended March 31, 2009. While we conducted an analysis for valuation allowances with respect to all applicable tax jurisdictions pursuant to paragraph 17 of SFAS 109, at December 31, 2008 and March 31, 2009 the balance of our U.S. and Canadian deferred tax assets, before valuation allowance, represented 99.2% of our total deferred tax assets. Given that our U.S. and Canadian deferred tax assets represent substantially all of our deferred tax assets, we will focus our response on these jurisdictions, but will provide the Staff with our analyses as to other foreign tax jurisdictions upon request. We confirm that our analyses in both January and April 2009 concluded that no valuation allowance was required for the other foreign tax jurisdictions.

In January 2009, we began our valuation allowance analysis for the year ended December 31, 2008 by examining both pre-tax book and taxable income on a worldwide and jurisdictional basis. Through December 31, 2008, we had three-year cumulative pre-tax book income on a worldwide basis, after excluding one-time, purchase accounting adjustments for goodwill impairment, intangible asset amortization and IPR&D charges of approximately $15 million. We believe our practice of excluding one-time, purchase accounting items is consistent with the guidance given in SFAS 109, Paragraphs 20 and 23 - 25A. Specifically, Paragraph 24c (“…evidence indicating that the loss (for example, an unusual, infrequent or extraordinary item) is an aberration rather than a continuing condition”) and Paragraph 20 (“Sometimes, however, historical information may not be available (for example, start-up operations) or it may not be as relevant (for example, if there has been a significant, recent change in circumstances) and special attention is required”) each provide support for excluding these charges from the analysis. We believe this practice is also widely used in the technology industry because it provides better evidence of the potential ability to realize deferred tax assets as they are not considered to be indicative of future operating losses. We have consistently applied this methodology when determining whether prior pre-tax book losses are indicative of future operating losses.

Applying this accounting policy in each tax jurisdiction, we had taxable income in the U.S. and Canada during 2008 of $1.5 million and $12.9 million, respectively, and cumulative three-year taxable income of $11.1 million and $19.9 million, respectively.

In January 2009, for our analysis for the year ended December 31, 2008, we also considered other positive and negative evidence. Among other things, we considered the examples of positive and negative evidence provided in SFAS 109, Paragraphs 23 and 24 as follows:

Positive Evidence (Paragraph 24)

a. Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures – Because we have historically been able to forecast our revenues and expenses, we felt that it was more likely than not that we would be able to utilize our deferred tax assets based on our internal forecasts as of January 2009. Our long term forecasts are supported by our portfolio of design wins. A design win is the first phase in the product life cycle with a particular customer and at the point we obtain a design win from a customer we work with the customer to understand the potential total life of the product and the related revenue stream. While our forecasts and design wins are not completely supported by contracts or firm sales backlog, we felt that our forecasts provided support that it would be more likely than not that we would utilize our deferred tax assets.

b. An excess of appreciated asset value over the tax basis of the entity’s net assets in an amount sufficient to realize the deferred tax asset – This category was not applicable to our situation for either the U.S. or Canada.

c. A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition. – As noted above, after excluding one-time, purchase accounting items not considered to be indicative of operating losses, we had a history of pretax book earnings as well as taxable income.

Negative Evidence (Paragraph 23)

a. A history of net operating loss (NOL) or tax credit carryforwards expiring unused – The Company has a long history of utilizing a substantial amount of its NOL and tax credit carryforwards prior to expiration and therefore this example of negative evidence was not considered relevant to our situation for either the U.S. or Canada.

b. Losses expected in early future years (by a presently profitable entity) – As of January 2009, this was not applicable to our situation for either the U.S. or Canada.

c. Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years –As of January 2009, we indentified no such unsettled circumstances.

d. A carryback, carryforward period that is so brief that it would limit realization of tax benefits if (1) a significant deductible temporary difference is expected to reverse in a single year or (2) the enterprise operates in a traditionally cyclical business. – Our business is not considered traditionally cyclical. We considered all carryback and carryforward periods and, based upon the most up-to-date forecasts that were available in January of 2009, we concluded that it was more likely than not that we would be able to fully utilize the deferred tax assets that were reported at December31, 2008.

We also considered additional positive evidence based on our internal projections of our sales, pre-tax book income (loss) and taxable income (loss) for both the U.S. and Canada, which have been provided supplementally to the Staff on a confidential basis. Such projections include the projections as of January 2009, when we conducted our analysis for the year ended December 31, 2008, and the projections as of April 2009, when we conducted our analysis for the quarter ended March 31, 2009. Our projections as of January 2009 fully supported our conclusion that no additional valuation allowance for the U.S. or Canada was required as of December 31, 2008. Because the positive evidence significantly outweighed the negative evidence as of December 31, 2008, we concluded that it was more likely than not that all of the U.S. and Canada deferred tax assets would be realized.

With respect to the Canadian analysis conducted in April 2009 for the quarter ended March 31, 2009, we considered similar positive and negative evidence. The actual results for our Canadian operations for the first quarter of 2009 were in line with our January 2009 projections. These strong results and projected annual results coupled with the fact that a majority of the Canadian tax benefit carryforwards have no expiration periods, constituted strong positive evidence that we believed outweighed any negative evidence. Based on this analysis, we concluded that it was more likely than not that we would utilize our Canadian deferred tax assets, and no additional valuation allowance was warranted for March 31, 2009 pursuant to SFAS 109.

As noted above, we have historically relied on our ability to forecast income in future periods. With respect to the U.S. analysis conducted in April 2009 for March 31, 2009, we analyzed our first quarter actual results to understand what factors had contributed to the significant changes from the amounts we projected in January 2009 for our first quarter results for the U.S. In April 2009, we revised our internal projections to reflect the change in actual results and other changes in circumstances described below. The April 2009 revised annual projections included the actual results of the first quarter of 2009 and the projections for the next three quarters. As noted above, the revised April 2009 projections for Canada were consistent with the January 2009 projections.

There were three primary factors that contributed to lower first quarter U.S. revenues and a swing from projected annual taxable income to a projected loss. Those factors are described in detail as follows:

•

Projected revenues and gross margin from our Traditional Communications Networking Products declined as we began to see the effects of the lagging economy with carriers beginning to defer spending on building out and improving infrastructure.

•

During the first fiscal quarter of 2009, we also saw a drop in 2009 projected revenue from our Next-generation Communications Networking Products as compared to what we previously projected at the end of 2008. This was largely due to a delay in our customer’s capital spending.

•

The single largest contributing factor to the decline in projected revenue and gross margin came from our Commercial Business Unit. Revenues and gross margin from our medical and test and measurement products within this business unit dropped significantly with spending for this type of equipment down for the quarter and projected to be down for the entire year.

When we reconsidered and weighed the negative and positive evidence supporting a valuation allowance in April 2009 for our U.S. and Canadian deferred tax assets, we found that little had changed for our Canadian operations that would lead to a conclusion that differed from the one reached in January 2009. However, when we looked at the most recent facts and circumstances associated with our U.S. operations, we found that the following negative evidence outweighed any positive evidence.

•	We expected both book and taxable losses in 2009;

•	as a result of our first quarter 2009 results, we had both adjusted book and forecasted taxable losses on a three-year cumulative basis; and

•	U.S. revenue projections were down as a result of global economic uncertainties.

Based upon the above significant negative evidence, we concluded that it was more likely than not that we would not fully utilize all our U.S. deferred tax assets and that a full valuation allowance for our U.S. deferred tax assets was warranted at March 31, 2009.

9.	We also note your plans to repatriate $20.0 to $30.0 million of undistributed earnings from your foreign subsidiaries prior to December 31, 2009. Please explain further the reasons behind management’s decision to repatriate such funds. Additionally, tell us how you considered including a discussion regarding this decision and its impact on the Company’s operations and liquidity in your MD&A disclosures.

Response

The decision to repatriate cash, the majority of which will be a non-taxable return of capital, from our foreign subsidiaries was primarily related to internal cash management. We believed the factors leading to this decision did not constitute a known trend, demand, commitment, event or uncertainty that would result in or that would reasonably likely to result in our liquidity increasing or decreasing in a material way. Despite the global economic downturn, on a consolidated basis we continue to generate cash from operations. We note that these funds, for the foreseeable future, would be available to support our consolidated liquidity and capital resource needs regardless of whether they were distributed and repatriated or made available through intercompany borrowings. Accordingly, on a consolidated basis, we believe that there would be no material impact to our liquidity or capital resources. Please see Instruction 10 to Item 303(a) of Regulation S-K.

There were two primary factors leading to our decision to repatriate funds from our foreign subsidiaries. First, a significant portion of our U.S. cash and investments was impacted by the status of our holdings of Auction Rate Securities (“ARS”), which is described in greater detail on pages 45-48 of the Form 10-K. Due to market conditions, these investments cannot effectively be liquidated (without a significant discount) until we exercise the right to put them back to UBS at par value on June 30th 2010. Our put option was the result of a settlement offered by UBS that also gave us access to a no net cost line of credit of up to 75% of the fair value of our ARS. At June 30, 2009, we had an outstanding balance of $39.8 million under the credit line. Under the terms of the line of credit and the settlement agreement, UBS may call the outstanding balance at any time, although it is required to provide a substitute line of credit with similar terms. While we have no information that UBS will not maintain this credit line until June 30, 2010 or that UBS will be unable to fulfill its obligations under the put right to repurchase all outstanding ARS at par value, as evidenced by the global economic downturn and the failure of a number of previously well-capitalized investment and commercial banks, our ability to rely upon UBS is not completely certain. See the risk factor on pages 22-23 of the Form 10-K.

The second factor that influenced our decision to repatriate funds from abroad was related to the balance of our cash and investments globally. We continue to generate cash from operations, but we have noted that our U.S. cash balance, excluding funds from the UBS line of credit, has begun to decline whereas the cash in our foreign subsidiaries has continued to grow. This is primarily the result of growing media server sales, which are foreign sourced.

Given these factors, none of which were determined to represent a known trend, demand, commitment, event or uncertainty that would result in or that would reasonably likely to result in our liquidity increasing or decreasing in a material way, we believed that it would be prudent to repatriate cash during this fiscal year.

We considered discussion of the repatriation in the liquidity section of our MD&A but concluded that it was not material given that repatriation will have no impact on our liquidity on a standalone or consolidated basis. Additionally, there were no near term concerns related to our U.S. liquidity other than a remote possibility that an unforeseeable event would strain UBS and negatively impact its ability to perform on its obligations under the put right or the line of credit. In future filings, we will give more consideration to our liquidity by location and, if considered material, provide discussion in the liquidity section on this topic.

Form 10-Q for the Quarter Ended June 30, 2009

Note 3. Fair Value of Financial Instruments, page 9

10.	We note that effective January 1, 2009 SFAS 157 was applicable to your nonfinancial assets and nonfinancial liabilities based upon the scope of the deferral provided by FSP SFAS 157-2. Tell us how you considered disclosing the information required by paragraph 33 of SFAS 157 in your interim reports as required by paragraph 39 and updating your footnote disclosure to address the full adoption of SFAS 157. In this regard, we note that the Company recorded $4.4 million in restructuring costs during the quarters ended March 31, 2009 and June 30, 2009, which appears to be material to the Company’s net loss and net loss per share.

Response

On January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“Statement No. 157”), as it relates to nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The adoption did not impact the financial statements or result in a change in the methodologies historically used by the Company to estimate the fair value of nonfinancial assets and liabilities. As the adoption did not impact the comparability of the consolidated financial statements, we did not believe that additional related disclosures would prove useful to the users of its financial statements.

The majority of the $4.4 million in restructuring costs for the six months ended June 30, 2009, as well as the $3.3 million in accrued restructuring liabilities at June 30, 2009, consisted of severance payments due to terminated employees or employees to be terminated. These severance costs are considered part of an on-going benefit arrangement and therefore are accounted for based on SFAS 112. The scope of FSP SFAS 157-2 indicates that nonfinancial liabilities recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually) are not within the scope of the pronouncement. The Company’s restructuring liabilities are recognized and disclosed at fair value each quarter. As a result, we do not believe that these types of liabilities are within the scope of FSP SFAS 157-2.

Item 11. Executive Officer Compensation

Section II: Philosophy and Objectives of Executive Compensation Programs, page 101

11.	You state that information regarding the “peer group of companies identified in the Radford Total Compensation Survey U.S. Executive report, which included summary data from 111 U.S. based high tech companies with annual revenues between $200 – 499 million (average revenue is approximately $331 million)” was used in determining compensation. Please tell us whether the 111 issuers you reviewed can be readily determined from the published Radford Total Compensation Survey.

Response

The Radford Total Compensation Survey U.S. Executive report identifies in a single list all 111 issuers included in the survey. To assist the reader, however, in future filings the Company will include an exhibit listing the names of the companies included in the survey.

Section III. Design of Our Compensation Programs, Individual Elements, and Impact of Performance on Compensation, page 102

Cash Incentive Bonus, page 103

12.	Although you provide general information regarding how your cash incentive bonuses were paid to your executive officers, you should provide specific disclosure regarding how the Compensation and Development Committee determined cash incentive bonuses for each named executive officer. We note your disclosure that each executive officer is assigned an annual cash incentive bonus amount and that an “individual executive’s bonus is based on the calculated bonus pool times performance against shares/corporate objectives (weighted 50%) and performance against department/individual objectives (weighted 50%).” For each named executive officer, disclose the assigned annual cash incentive bonus amount, the minimum level of payout which you state was based on the non-GAAP operating income, and the maximum payout determined by the Compensation and Development Committee. Also, disclose how each of these bonuses was adjusted at the committee’s discretion to increase the earned payouts by a total of $135,000. Further, disclose how the “non-GAAP operating income” is calculated from your audited financial statement. See Instruction 5 to Item 402(b) of Regulation S-K.

Response

The Compensation and Development Committee of our board of directors generally determines the performance objectives and target payouts for the fiscal year under the Company’s cash incentive compensation plans in February of each year. As discussed on page 109 of the Form 10-K, the threshold, target and maximum payments under the 2008 Incentive Compensation Plan were as follows:

Name	Target	Maximum
Scott Grout	$361,920	$723,840
Brian Bronson	$161,160	$322,320
Anthony Ambrose	$150,000	$300,000
Julia Harper	$166,400	$332,800
Christian Lepiane	$162,330	$324,660

Because it is conceivable that the executives could earn a bonus ranging from $0 to the maximum set forth above, there is no applicable threshold bonus amount, as indicated on page 109 of the Form 10-K.

Further, as discussed on page 109 of the Form 10-K, two executive officers also participated in the MSBU bonus plan for employees in the media server business. As discussed on pages 104 and 109 of the Form 10-K, there is no target payout under this plan, only a threshold and a maximum, which were as follows:

Name	Threshold	Maximum
Anthony Ambrose	$19,008	$56,056
Christian Lepiane	$23,200	$67,200

As disclosed on page 103 of the Form 10-K, under the 2008 Incentive Compensation Plan, the Compensation and Development Committee establishes a target bonus pool for all participants, of which the named executive officers are a subset. The bonus pool funding level is based on achievement of certain levels of non-GAAP operating income. Minimum levels of non-GAAP operating income must be met before the bonus pool is funded. Once the bonus pool funding targets are set, the Committee will then set and allocate to each of the participants, including the named executive officers, the target bonus payout, which assumes that the bonus pool is funded at 100% of targeted non-GAAP income and that such participant’s shared/corporate objectives and department/individual objectives are met at 100%. The target bonus amount for each participant is determined based on Radford survey data, job level and other immaterial factors. As discussed on page 104 of the Form 10-K, the shared/corporate objectives and department/individual objectives are weighted and applied against each participant’s target bonus amount. The level of achievement of the shared/corporate objectives and the individual levels of achievement for each named executive officer of the department/individual objectives for 2008 were disclosed on page 104 of the Form 10-K.

In future filings, we will endeavor to provide more specific disclosure regarding the material elements of how the cash incentive bonuses are calculated and, consistent with Instruction 3 of Item 402(b) of Regulation S-K, the most important factors relevant to analysis of the cash incentive bonus decisions while avoiding repetition of the more detailed information set forth in the executive compensation tables and narrative disclosure, subject to the confidentiality and competitive harm standard of Instruction 4 to Item 402(b) of Regulation S-K.

As disclosed on page 103 of the Form 10-K, the Compensation and Development Committee used its discretion to increase the earned payouts to two executives. The Committee has not adopted a strict formulaic approach that would result in any specified adjustment to individual bonus amounts based on any particular financial measure or individual performance rating. Rather, these objective criteria provide a framework to guide the Committee’s determination of the bonuses awarded to the named executive officers. In considering the cash incentive bonus payouts, the Committee noted that the funded amounts for all cash incentive bonuses under the plan exceeded, by 10%, the actual calculated bonus amounts to be paid. Accordingly, the Committee used its judgment to award a portion of the remaining funded amount of the pool to the two executives otherwise slated to receive bonuses at less than the adjusted Radford 50th percentile and to reward them for superior performance that exceeded expectations. In the Company’s future filings with the SEC, we will provide greater detail to specifically address the Staff’s comment and provide additional details regarding the discretion exercised by the Committee with respect to the Company’s compensation programs.

Non-GAAP operating income for the twelve months period ended December 31, 2008 was calculated as follows: GAAP net loss plus amortization of acquired intangible assets, stock-based compensation, restructuring and other charges and goodwill impairment, less the income tax effect associated with the non-GAAP adjustments. In future filings, we will disclose how non-GAAP operating income was determined when such performance criteria is used in making compensation decisions with respect to the named executive officers.

13.	Please disclose the qualitative and quantitative measures used to evaluate the “shared/corporate objectives,” and the “quantitative and subjective metrics” used to evaluate individual performance objectives in determining the cash incentive bonuses, including those under MSBU Plan. See Items 402(b)(2)(v) and (vii) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website. If you have omitted the specific performance targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please confirm that you have a competitive harm analysis that supports your reliance on that instruction, or advise. Please note that to the extent that it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b), your disclosure should address how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how difficult or likely it would be for an executive or the registrant to achieve undisclosed target levels, the company should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response

We respectfully advise the Staff that shared/corporate objectives are qualitatively disclosed on page 104. For example, we disclosed that the shared/corporate objectives for 2008 related to enhancements to customer service, the successful integration of the Intel MCPD business we acquired in the fourth quarter of 2007, a ramp-up of revenues on new products, and targeted market share growth. It is also disclosed that payouts under the MSBU Plan are determined based on the achievement of the pre-determined revenue objectives of the Company’s media server business unit. The objectives for the MSBU Plan are proposed by the Chief Executive Officer and reviewed, modified and approved by the Compensation and Development Committee. Payouts are made if the average of the past quarter’s results, the current quarter’s results and the forecasted next quarter results of the Company’s media server business are at, or above, certain revenue levels.

Subjective metrics used to evaluate individual performance objectives in determining cash incentive bonuses involve qualitative evaluations and are not based on quantifiable measures.

We confirm our belief that a quantitative discussion, which would require disclosure of the target results of that year’s plan of the performance goals is not required because it would result in competitive harm and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K and has conducted an analysis accordingly. In future filings, we will identify for each named executive officer the qualitative and quantitative measures used in determining the bonus amount to the extent material, and, if specific performance measures are omitted, we will include a discussion of the difficulty or likelihood of achieving the performance targets with as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Equity Incentive Awards, page 104

14.	Please explain more clearly how the Compensation and Development Committee determined the amount of restricted stock units and options awarded to your named executive officers in 2008 under the RadiSys Corporation 2007 Stock Plan. See Item 402(b)(1)(v) of Regulation S-K. Provide a more focused discussion that provides substantive analysis and insight into how the committee set the amount of options and stock awarded. In this regard, discuss whether performance goals were set, as permitted under the 2007 Stock Plan. Ensure that your disclosure contains appropriate analysis of the specific factors considered by the committee in setting compensation levels. Also, describe the reasons the committee believes that the amounts awarded to each named executive officer are appropriate in light of the various items it considered.

Response

We respectfully advise the Staff that we have disclosed on pages 104 and 105 of the Form 10-K that the Compensation and Development Committee uses Radford survey data as a reference point in determining the amounts and allocation of equity grants by executive position. Radford Total Compensation Survey data on equity grants to executives at similar sized high tech companies is reviewed and analyzed annually. The Committee’s objective is to provide equity grants to executives that are at approximately the 50th to 75th percentile of market data for the Radford Total Compensation Survey peer group companies. In addition, the retentive value of past grants for each executive is reviewed to ensure that the value of unvested equity grants is in line with comparable executives at similar companies and is of sufficient value to assure retention and strong performance incentive for the executive in future years. None of the grants under the 2007 Stock Plan included performance-based vesting conditions. In making its determination that the levels of equity compensation were appropriate, the Committee considered the relative value compared to the 50th percentile of the Radford Total Compensation Survey data (based on the difference between the market value of the shares on the date of consideration and an assumed projected stock price), the relative allocations among the executives as compared to allocations derived from the Radford Total Compensation Survey data, the value of prior equity grants and the perceived value of each executive to the Company, with no one factor taking precedence over any other factor, and each member of the Committee exercising his or her individual judgment. In future filings, we will provide a more focused discussion that includes additional substantive analysis and insight into how the Committee sets the amount of options and stock awarded.

Summary Compensation Table, page 107

15.	It appears that you have not disclosed the executive compensation for the Company’s three most highly compensated officers other than the principal executive officer and principal financial officer who were serving as executive officers at the end of the last completed fiscal year as required by Item 402(a)(3)(iii) of Regulation S-K. In this regard, we note that Julia A. Harper ceased to serve as an executive officer on November 17, 2008 and would not have satisfied the requirement under Item 402(a)(3)(iii). Please advise.

Response

Item 402(a)(3) requires disclosure for each of the following (the “named executive officers”):

i.	All individuals serving as the registrant’s principal executive officer or acting in a similar capacity (“PEO”) during the last completed fiscal year, regardless of compensation level;

ii.	All individuals serving as the registrant’s principal financial officer or acting in a similar capacity (“PFO”) during the last completed fiscal year, regardless of compensation level;

iii.	The registrant’s three most highly compensated executive officers other than the principal executive officer and principal financial officer who were serving as executive officers at the end of the last completed fiscal year; and

iv.	Up to two additional individuals for whom disclosure would have been provided pursuant to paragraph (a)(3)(iii) of this Item but for the fact that the individual was not serving as an executive officer of the registrant at the end of the last completed fiscal year.

Instruction 1 to this Item provides that “ … no disclosure need be provided for any executive officer, other than the PEO and PFO, whose total compensation, as so reduced, does not exceed $100,000.” We respectfully advise the Staff that the Company had only two executive officers (other than the PEO and PFO) whose total compensation exceeded $100,000 in 2008. The information for Ms. Harper is provided in response to 402(a)(3)(iv) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 119

16.	Please disclose the natural persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by The D3 Family Fund. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Response

We acknowledge the Staff’s comment and respectfully submit that a review of the Schedule 13D and subsequent amendments of The D3 Family Fund do not disclose with certainty the natural persons who, directly or indirectly, have or share voting and/or investment power. We note that such filings report that David Nierenberg is the president of Nierenberg Investment Management Company. In future filings, we will note that Mr. Nierenberg is the president of such company unless such Schedule 13D is amended to affirmatively disclose the natural persons that have or share voting and/or investment power, in which case we will conform the disclosure in our proxy statement or Form 10-K, as applicable.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Related Party Transactions Policy, page 122

17.	You state that the Audit Committee is responsible for reviewing and approving the terms of conditions of all proposed related-party transactions. Please describe in your Form 10-K the material features of the policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.

Response

In future applicable filings, we will provide additional description of its policies and procedures for the review, approval and ratification of any transaction required to be reported pursuant to Item 404(a) of Regulation S-K. We will include disclosure substantially as follows:

The Company has established procedures regarding approval of transactions between the Company and any employee, officer, director and other related persons, including those required to be reported under Item 404 of Regulation S–K. Under the Company’s Code of Conduct and Ethics, directors, officers and employees as required to evaluate their relationships, circumstances and actions, such as having a direct or indirect business connection with our customers, suppliers or competitors or being involved in a close personal relationship with an employee of a Company’s business partner, and to report any potential conflict of interest situation with a manager or other appropriate person or authority. When such conflict of interest or related party transaction constitutes a transaction required to be disclosed under Item 404 of Regulation S-K, our Audit Committee Charter provides that such transaction must be approved by the Audit Committee prior to initiation of any such transaction. Each member of the Audit Committee uses his or her business judgment in light of the facts and circumstances available in determining whether to vote to approve or disapprove such related party transaction.

Exhibits

18.	You state that you entered into Change of Control Agreements, and Employment Agreements including Severance Agreements with several of your named executive officers in December 2008. We note that the agreements with Scott C. Grout, Julia A. Harper, Brian Bronson, and Christian Lepiane that were incorporated by reference in this filing were entered into prior to December 2008. Please explain or file any amended agreements with your named executive officers.

Response

We note the Staff’s comment and respectfully submit that each of the references on pages 113 to 115 of the Form 10-K disclose that the agreements were “to update a preexisting agreement to comply with changes in tax laws.” In the case of the severance agreement with Mr. Ambrose, we note that the agreement filed as Exhibit 10.42 is dated December 29, 2008, which is consistent with the disclosure on page 116. In December 2008, the Compensation and Development Committee approved amendments to various change of control, severance and employment agreements with our executive officers to comply with final regulations under Internal Revenue Code Section 409A (relating to compensation deferral elections). The amendments were technical in nature and did not materially change the terms and conditions of such agreements. As a result, we did not believe that such agreements, as amended, were required to be re-filed as exhibits under Item 601(b)(10) of Regulation S-K. We will file the agreements, as amended to comply with Code Section 409A, in the next Form 10-Q.

19.	Please tell us whether there are one or more agreements with Nokia Siemens Networks, whether any one agreement contributed in excess of ten percent of your revenues during the most recent year, and why you have not filed such agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. It appears that you are substantially dependent upon this customer and the material terms of these agreements should be discussed in the risk factor section and management’s discussion and analysis. In this regard, we note your risk factor discussion regarding your “major customers” on page 12 does not disclose the nature of the contractual relationship with Nokia and the rights and obligations of the company and Nokia under those agreements.

Response

While in the aggregate our relationship with Nokia Siemens Networks (“NSN”) is significant, overall we develop and sell over eleven different product lines, none of which exceeds 15% of our revenue, to NSN. Each product line is developed pursuant to a product development agreement, which is supplemented by a frame development agreement between NSN and the Company. The product development agreements, among other things, provide for the terms under which the product will be developed, including pricing and payment terms. Individual products are covered by a purchase agreement. Because our relationship with NSN is multi-faceted over several product lines, we did not consider the terms and conditions of any one agreement to be of sufficient materiality as to require disclosure in the MD&A, business or risk factors sections of the Form 10-K.

Pursuant to Item 601(b)(10)(ii) of Regulation S–K, if a contract ordinarily accompanies the kind of business conducted by the registrant, it is deemed to be ordinary course and need not be filed unless, under subsection (B), it is a “contract upon which the registrant’s business is substantially dependent.”

Because we believe that each of the agreements with NSN was made in the ordinary course of business and because we believe that we are not substantially dependent upon any one agreement with NSN, we do not believe that these agreements are within the scope of Item 601(b)(10)(ii)(B) of Regulation S-K such that any are required to be filed as an exhibit.

We will, in future filings, continue to assess the materiality of our relationship with NSN, the terms and conditions of each of our contracts with NSN, the applicable disclosure requirements for the MD&A, business and risk factor sections and the applicable exhibit filing requirements of Item 601(b)(10) of Regulation S-K.

20.	Please tell us whether you have any agreements with Intel and why you have not filed the agreements with your significant contract manufacturers, Foxconn and Jabil pursuant to Item 601(b)(10) of Regulation S-K. It appears that you may be substantially dependant upon one or more of these agreements.

Response

We have filed as Exhibits 10.1, 10.2 and 10.3 to the Form 10-K our agreements with Intel associated with the purchase of the MCPD division and our ongoing warranty services obligations with respect to those product lines. As noted in our response to Question 1, we do not have a direct contractual relationship with Intel for the supply of microprocessors. We obtain our supply of Intel microprocessors from a variety of resellers, integrators, component manufacturers and contract manufacturers, none of which we consider to be material in amount or significance. We have other contractual agreements with Intel with respect to the development of certain product lines, none of which we consider to be material in amount or significance. We will, in future filings, continue to assess the materiality of any agreements we may have with Intel and the applicable exhibit filing requirements of Item 601(b)(10) of Regulation S-K.

With respect to Foxconn and Jabil, we consider the terms and conditions of these agreements to be standard for the industry. Neither Foxconn nor Jabil have any rights of exclusivity or possess any specialized know-how or intellectual property that could not be duplicated by another contract manufacturer. While replacing either Foxconn or Jabil would be difficult, our business is not substantially dependent on any one of them. We base this belief on our prior experiences in 2006 and 2009 when we decided to terminate the contract manufacturing relationships with other companies. We were able to successfully migrate their services to other contract manufacturers. While these changes in contract manufacturers were not without difficulty or expense, it demonstrated to us that we were not substantially dependent on any one contract manufacturer.

Pursuant to Item 601(b)(10)(ii) of Regulation S–K, if a contract ordinarily accompanies the kind of business conducted by the registrant, it is deemed to be ordinary course and need not be filed unless, under subsection (B), it is a “contract upon which the registrant’s business is substantially dependent.”

Because we believe that each of the agreements with Foxconn and Jabil was made in the ordinary course of business and because we believe that we are not substantially dependent upon any one agreement with either Foxconn and Jabil, we do not believe that these agreements are within the scope of Item 601(b)(10)(ii)(B) of Regulation S-K such that they are required to be filed as an exhibit.

We will, in future filings, continue to assess the materiality of our relationship with each of Foxconn and Jabil, the terms and conditions of each of our contracts with Foxconn and Jabil, the applicable disclosure requirements for the MD&A, business and risk factor sections and the applicable exhibit filing requirements of Item 601(b)(10) of Regulation S-K.

Signatures

21.	We note that the filing is not signed by your controller or principal accounting officer, or a person with this designation. Note that any person who occupies more than one position should indicate each capacity in which he or she signs. Please tell us whether the chief financial officer or other signatory to the Form 10-K also serves as the controller or principal accounting officer. If so, please provide us with a representation that you will identify the controller or principal accounting officer in future filings. If not, please amend the Form 10-K to include the signature and title of the controller or principal accounting officer. See General Instruction D.2 of Form 10-K.

Response

Brian Bronson, the Company’s Chief Financial Officer, also serves as the Company’s principal accounting officer. We represent to you that we will also identify Mr. Bronson as the Company’s principal accounting officer in future filings.

Please be advised that we are requesting confidential treatment of the supplemental information provided in connection with our responses to the Comment Letter in accordance with Rule 80(b) of the Securities and Exchange Commission (the “Commission”) Rules of Practice. In addition, accompanying the supplemental information is the request under Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83 (the “Rule”) for confidential treatment under the Freedom of Information Act (“FOIA”), a copy of which letter (without enclosures) is also being sent to the Commission’s FOIA Officer. In accordance with the Rule, the confidential supplemental information is being submitted to you separately.

In connection with these responses, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (503) 615-1281 should you have any questions or comments.

Sincerely,

/s/ Brian Bronson
Brian Bronson
Chief Financial Officer